SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)

ATLANTIC TELE-NETWORK, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

04907910

(CUSIP Number)

December 31, 2011

(Date of Events Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

On February 17, 2009, Cornelius B. Prior, Jr., Gertrude J. Prior, and the Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust (the “GRAT” and collectively with Mr. and Mrs. Prior, the “Stockholders”) filed a Schedule 13G as a group to report their ownership in the securities of the Company. On May 3, 2011, Mrs. Prior ceased to be the trustee of the GRAT, and on January 4, 2012, Andrew Lane succeeded Mrs. Prior as the sole trustee of the GRAT, and as a result, the Stockholders no longer constitute a group. All further filings with respect to transactions in the securities of the Company will be filed, if required, by the Stockholders, in their individual capacities.

This Schedule 13G is being filed by Cornelius B. Prior, Jr. to report his ownership in the securities of the Company and is being filed by Gertrude J. Prior solely for the purpose of establishing that she has ceased to be the beneficial owner of more than five percent of the Common Stock of the Company.

CUSIP No. 04907910

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Cornelius B. Prior, Jr.

2	Check the Appropriate Box if a Member of the Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,495,048

	6	Shared Voting Power 0

	7	Sole Dispositive Power 4,495,048

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,495,548

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 29.1%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 04907910

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Gertrude J. Prior

2	Check the Appropriate Box if a Member of the Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 400,500

	6	Shared Voting Power 0

	7	Sole Dispositive Power 400,500

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 400,500

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 2.6%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 04907910

Item 1.
	(a)	Name of Issuer: Atlantic Tele-Network, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 600 Cummings Center Beverly, MA 01915

Item 2.
	(a)	Name of Person Filing: Cornelius B. Prior, Jr. Gertrude J. Prior Mr. and Mrs. Prior are husband and wife.
(b)

Address of Principal Business Office, or if none, Residence:
Cornelius B. Prior, Jr.:
9719 Estate Thomas
St. Thomas, Virgin Islands 00802

Gertrude J. Prior:
9719 Estate Thomas
St. Thomas, Virgin Islands 00802

	(c)	Citizenship: Cornelius B. Prior, Jr. - United States of America Gertrude J. Prior - United States of America
	(d)	Title of Class of Securities: Common Stock, par value $.01 per share
	(e)	CUSIP Number: 04907910

Item 3.	If this statement is filed pursuant to § 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:

Cornelius B. Prior, Jr.:	4,495,548	*
Gertrude J. Prior:	400,500	**

*            Includes 4,448,771 shares held directly by Mr. Prior; 37,500 shares held by the Katherine D. Prior Revocable Trust, for which Mr. Prior serves as sole trustee; 8,777 shares held by Tropical Aircraft Co., of which Mr. Prior is the sole shareholder and President; and 500 shares held by Gertrude J. Prior, Mr. Prior’s wife. This amount does not include 400,000 shares held by the Prior Family Foundation, a charitable trust for which Mrs. Prior serves as sole trustee; and 1,098,750 shares held by the Cornelius B. Prior, Jr. 2004 Grantor Retained Annuity Trust (the “GRAT”), for which Andrew Lane serves as sole trustee.  Mr. Prior disclaims beneficial ownership of the shares held by the Prior Family Foundation and the GRAT.

**          Includes 500 shares held directly by Mrs. Prior and 400,000 shares held by the Prior Family Foundation, a charitable trust for which Mrs. Prior serves as sole trustee.  This amount does not include 4,448,771 shares held by Cornelius B. Prior, Jr., Mrs. Prior’s husband; 37,500 shares held by the Katherine D. Prior Revocable Trust, for which Mr. Prior serves as sole trustee; 8,777 shares held by Tropical Aircraft Co., of which Mr. Prior is the sole shareholder and President; and 1,098,750 shares held by the Cornelius B. Prior, Jr. 2004 GRAT for which Andrew Lane serves as sole trustee.  Mrs. Prior disclaims beneficial ownership of the shares held by Mr. Prior, the Katherine D. Prior Revocable Trust, Tropical Aircraft Co. and the GRAT.

(b)	Percent of class:

Cornelius B. Prior, Jr.:	29.1%
Gertrude J. Prior:	2.6%

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote

Cornelius B. Prior, Jr.:	4,495,048
Gertrude J. Prior:	400,500

(ii)	Shared power to vote or to direct the vote

Cornelius B. Prior, Jr.:	0
Gertrude J. Prior	0

(iii)	Sole power to dispose or to direct the disposition of

Cornelius B. Prior, Jr.:	4,495,048
Gertrude J. Prior	400,500

(iv)	Shared power to dispose or to direct the disposition of

Cornelius B. Prior, Jr.:	0
Gertrude J. Prior	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

This Item 5, “Ownership of Five Percent or Less of a Class” applies to Gertrude J. Prior only.  Cornelius B. Prior, Jr. continues to beneficially own more than five percent of the Common Stock of the Company.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
See Exhibit 99.2.

Item 10.	Certifications.
Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2012

By:	/s/ Cornelius B. Prior, Jr.
Cornelius B. Prior, Jr.

By:	/s/ Gertrude J. Prior
Gertrude J. Prior

Exhibit Index

Exhibit Number	Exhibit
99.1	Joint Filing Agreement dated February 14, 2012 by and between Cornelius B. Prior, Jr. and Gertrude J. Prior.
99.2	Notice of Dissolution.